Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2007

PRICING SUPPLEMENT NO. 2007-MTNDD189 DATED             , 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon a Global Index Basket

Due             , 2011

$1,000.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on , 2011. We will not make any payments on the notes prior to maturity.

■

The notes are based upon a basket comprised of four equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index (each of which we refer to as an underlying index and together, as the Global Index Basket). In the calculation of the return on the Global Index Basket, the return on the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Stock AverageSM will each be weighted 30% and the return on the Hang Seng China Enterprises Index will be weighted 10%.

■

You will receive at maturity for each note you hold a maturity payment based on the percentage change in value of the Global Index Basket from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If the ending value of the Global Index Basket is greater than its starting value of 100, the maturity payment will equal the $1,000 principal amount per note plus approximately 115% to 120% (to be determined on the pricing date) of the basket’s percentage appreciation.

■	If the ending value of the Global Index Basket is less than 100 but greater than or equal to 80, the maturity payment will equal the $1,000 principal amount per note.

■

If the ending value of the Global Index Basket is less than 80 (representing a decrease of more than 20% from its starting value of 100), the maturity payment will equal the $1,000 principal amount per note plus the product of (i) $1,000 and (ii) the sum of (1) the basket’s percentage depreciation (which will be negative) and (2) 20%. Thus, if the ending value of the Global Index Basket is less than 80, the maturity payment will be less than your initial investment in the notes and your investment will result in a loss.

■	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.

■	We will not apply to list the notes on any securities exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-8.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. “Dow Jones” is a service mark of Dow Jones & Company (“Dow Jones”). “STOXX,” “EURO STOXX,” and “EURO STOXX 50” are service marks of STOXX Limited (“STOXX”). The mark and name “Hang Seng China Enterprises Index” is proprietary to Hang Seng Data Services Limited, which has licensed its compilation and publication to HSI Services Limited. These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones or STOXX. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, the McGraw-Hill Companies, Nihon Keizai Shimbun, Inc., Dow Jones, STOXX, Hang Seng Data Services Limited or HSI Services Limited and none of the above makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this preliminary pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	$1,000.00	$
Underwriting Discount	$12.50	$
Proceeds to Citigroup Funding Inc.	$987.50	$

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about             , 2007.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Buffer Notes Based Upon a Global Index Basket, or the notes, are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Global Index Basket during the term of the notes, while also providing full protection against a decline of 20% or less in the value of the Global Index Basket and limited protection against a decline of more than 20% in the value of the Global Index Basket. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the Global Index Basket which tracks the weighted returns of four equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index (each of which we refer to as an underlying index and together, as the Global Index Basket). In the calculation of the return on the Global Index Basket, the return on the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Stock AverageSM will each be weighted 30% and the return on the Hang Seng China Enterprises Index will be weighted 10%.

At maturity you will receive for each note you hold a maturity payment based on the percentage change in value of the Global Index Basket from the pricing date to the valuation date, which may be greater than, equal to, or less than your initial investment in the notes. We refer to the percent change in the closing value of the Global Index Basket from its starting value of 100 set on the pricing date to its closing value on the valuation date as the basket return. If the closing value of the Global Index Basket on the valuation date (which we refer to as the ending value) is greater than its starting value of 100, the maturity payment will equal the $1,000 principal amount per note plus approximately 115% to 120% (to be determined on the pricing date) of the basket return. If the ending value of the Global Index Basket is less than 100 but greater than or equal to 80, the maturity payment will equal the $1,000 principal amount per note. If the ending value of the Global Index Basket is less than 80 (representing a decrease of more than 20% from its starting value of 100), the maturity payment will equal the $1,000 principal amount per note plus the product of (i) $1,000 and (ii) the sum of (1) the basket return (which will be negative) and (2) 20%. Thus, if the ending value of the Global Index Basket is less than 80, the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss.

The notes will mature on             , 2011 and do not provide for earlier redemption. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying indices.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $1,000 plus a basket return amount, which may be positive, zero or negative. Because the basket return amount may be negative, the maturity payment could be less than the $1,000 principal amount per note and your investment could result in a loss.

How is the Basket Return Amount Defined?

The basket return amount will be based on the basket return of the Global Index Basket. The basket return, which is presented in this preliminary pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The starting value will be set to equal 100 on the pricing date.

The ending value will equal the closing value of the Global Index Basket on the third index business day before the maturity date.

How Will the Basket Return Amount Be Calculated?

The calculation of the basket return amount depends on whether the basket return is positive, zero or negative:

•	If the basket return is positive, the basket return amount will be positive and will equal:

$1,000 × Basket Return × Upside Participation Rate

The upside participation rate will equal approximately 115% to 120% (to be determined on the pricing date).

•	If the basket return is between 0% and –20%, the basket return amount will be zero.

•	If the basket return is less than –20%, the basket return amount will be negative and will equal:

$1,000 × (Basket Return + 20%)

For more specific information about the basket return amount, the basket return, the determination of an index business day and the effect of a market disruption event on the determination of the basket return amount and the basket return, please see “Description of the Notes—Basket Return Amount” in this preliminary pricing supplement.

Is There a Possibility of Loss of Principal?

If the ending value of the Global Index Basket is less than 80, at maturity you will receive less than the $1,000 principal amount per note. This will be true even if the closing value of the Global Index Basket exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the basket is greater than its starting value of 100, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors—The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this preliminary pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Examples” in this preliminary pricing supplement.

Who Determines the Value of the Global Index Basket and What Does it Measure?

Citigroup Global Markets Inc., as calculation agent, will determine the value of the Global Index Basket as described in the section “Description of the Global Index Basket” in this preliminary pricing supplement. The Global Index Basket will represent the weighted returns of four equity indices from the pricing date through the valuation date: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index. Each of the four underlying indices included in the Global Index Basket initially will be weighted as set forth below based on the value of each index on the pricing date, as determined by the calculation agent, to achieve a starting value of 100 for the Global Index Basket on that date:

Underlying Index	Initial Percentage of Basket	Initial Index Value	Basket Composition Ratio
S&P 500® Index	30%
Dow Jones EURO STOXX 50® Index	30%
Nikkei 225 Stock AverageSM	30%
Hang Seng China Enterprises Index	10%

The value of the Global Index Basket on the pricing date, will equal the sum of the products of (i) each underlying index’s closing level on the pricing date (which we refer to as the initial index value) and (ii) that underlying index’s basket composition ratio. The value of the Global Index Basket on the valuation date will equal the sum of the products of (i) each underlying index’s closing level on the valuation date and (ii) that underlying index’s basket composition ratio. The basket composition ratio for the S&P 500® Index will equal 30.00 divided by the closing level of the S&P 500® Index on the pricing date. The basket composition ratio for the Dow Jones EURO STOXX 50® Index will equal 30.00 divided by the closing level of the Dow Jones EURO STOXX 50® Index on the pricing date. The basket composition ratio for the Nikkei 225 Stock AverageSM will equal 30.00 divided by the closing level of the Nikkei 225 Stock AverageSM on the pricing date. The basket composition ratio for the Hang Seng China Enterprises Index will equal 10.00 divided by the closing level of the Hang Seng China Enterprises Index on the pricing date. The value of the Global Index Basket on the valuation date, will equal the sum of the products of (i) each underlying index’s closing level on the valuation date and (ii) that underlying index’s basket composition ratio. The value of the Global Index Basket will not be published by any exchange.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the underlying indices.

Who Publishes the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this preliminary pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 31, 2007, the common stocks of 425 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of September 30, 2007, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this preliminary pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the closing values of the S&P 500® Index on the last index business day of each month from January 2002 to October 2007 and a graph showing the closing values of the S&P 500® Index on each index business day from January 1, 2002 to November 20, 2007. You can find the tables and the graph in the section “Description of S&P 500® Index — Historical Data on the S&P 500® Index” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of the Underlying Indices or the Global Index Basket” in this preliminary pricing supplement.

Who Publishes the Dow Jones EURO STOXX 50® Index and What Does It Measure?

STOXX Limited (“STOXX”), a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50® Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 market sector leaders in the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Publication of the Dow Jones EURO STOXX 50® Index began on February 28, 1998, based on an initial value of 1,000 on December 31, 1991.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Dow Jones EURO STOXX 50® Index.

How Has the Dow Jones EURO STOXX 50® Index Performed Historically?

We have provided a table showing the closing values of the Dow Jones EURO STOXX 50® Index on the last index business day of each month from January 2002 to October 2007 and a graph showing the closing values of the Dow Jones EURO STOXX 50® Index on each index business day from January 1, 2002 to November 20, 2007. You can find the table and the graph in the section “Description of the Dow Jones EURO STOXX 50® Index—Historical Data on the Dow Jones EURO STOXX 50® Index” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones EURO STOXX 50® Index in recent years. However, past performance is not indicative of how the Dow Jones EURO STOXX 50® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of the Underlying Indices or the Global Index Basket” in this preliminary pricing supplement.

Who Publishes the Nikkei 225 Stock AverageSM and What Does It Measure?

The Nikkei 225 Stock AverageSM is a stock index calculated, published and disseminated by Nihon Keizai Shimbun, Inc. (“NKS”) that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock AverageSM is currently based on 225 highly capitalized underlying stocks trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 underlying stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. For further information on the Nikkei 225 Stock AverageSM, including its makeup, method of calculation and changes in it components, see “Description of the Nikkei 225 Stock AverageSM” in this preliminary pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies in the Nikkei 225 Stock AverageSM.

How Has the Nikkei 225 Stock AverageSM Performed Historically?

We have provided a table showing the closing values of the Nikkei 225 Stock AverageSM on the last index business day of each month from January 2002 to October 2007 and a graph showing the closing values of the Nikkei 225 Stock AverageSM on each index business day from January 1, 2002 to November 20, 2007. You can find the table and the graph in the section “Description of the Nikkei 225 Stock AverageSM—Historical Data on the Nikkei 225 Stock AverageSM” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Stock AverageSM in recent years. However, past performance is not indicative of how the Nikkei 225 Stock AverageSM will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of the Underlying Indices or the Global Index Basket” in this preliminary pricing supplement.

Who Publishes the Hang Seng China Enterprises Index and What Does It Measure?

The Hang Seng China Enterprises Index is published by HSI Services Limited (“HSI”), a wholly-owned subsidiary of the Hang Seng Bank, and is comprised of the Hong Kong listed H-shares of Chinese enterprises that are included in the 200-stock Hang Seng Composite Index. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. The Hang Seng China Enterprises Index was first published on August 8, 1994, consisting of all the H-shares of Chinese enterprises. With the launch of the Hang Seng Composite Index on October 3, 2001, the Hang Seng China Enterprises Index became part of the Hang Seng Composite Index Series. Since the, constitutes of the Hang Seng China Enterprises Index comprise only the largest H-share companies that are included in the Hang Seng Composite Index.

Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Hang Seng China Enterprises Index.

How Has the Hang Seng China Enterprises Index Performed Historically?

We have provided a table showing the closing values of the Hang Seng China Enterprises Index on the last index business day of each month from January 2002 to October 2007 and a graph showing the closing values of the Hang Seng China Enterprises Index on each index business day from January 1, 2002 to November 20, 2007. You can find the table and the graph in the section “Description of the Hang Seng China Enterprises Index—Historical Data on the Hang Seng China Enterprises Index” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the Hang Seng China Enterprises Index in recent years. However, past performance is not indicative of how the Hang Seng China Enterprises Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of the Underlying Indices or the Global Index Basket” in this preliminary pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a variable cash-settled prepaid forward contract, pursuant to which forward contract, at maturity you will receive the cash value of the Global Index Basket subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. You should refer to the section “Certain United States Federal Income Tax Considerations” in this preliminary pricing supplement for more information.

In the case of a holder of the notes that is not a U.S. person, any interest payment made with respect to the notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this preliminary pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying indices or in other instruments, such as options, swaps or futures, based upon the Global Index Basket, the underlying indices or the stocks included in the underlying indices. This hedging activity could affect the value of the Global Index Basket and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this preliminary pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this preliminary pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this preliminary pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the value of the Global Index Basket from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Global Index Basket and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal Protected. You May Receive Less than Your Initial Investment at Maturity if the Value of the Global Index Basket Declines By More than 20%

The amount payable at maturity will depend on the percentage change in the value of the Global Index Basket from the pricing date to the valuation date. If the value of the Global Index Basket declines more than 20% from its value on the pricing date, the amount you receive for each note will be less than the $1,000 you paid for each note. This will be true even if the closing value of the Global Index Basket exceeds its starting value at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying indices.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the Global Index Basket is less than     (an increase of             % from its starting value), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Return on the Global Index Basket May Be Lower Than the Return on One or More of the Underlying Indices

Because the value of the Global Index Basket will be based on the weighted returns of the four underlying indices, a significant increase in the value of one underlying index during the term of the notes but not the other underlying indices may be substantially or entirely offset by a decrease in the value of one or more of the other underlying indices during the term of the notes. This may cause your return on the notes, if any, to be less than the return on a similar instrument linked to one or more of the underlying indices.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Global Index Basket and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Global Index Basket. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the Global Index Basket changes from the starting value of 100. However, changes in the value of the notes may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Global Index Basket exceeds the starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the Global Index Basket will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the Global Index Basket is below the starting value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying indices will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying indices, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying indices.

Volatility of the Global Index Basket. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the Global Index Basket changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Underlying Indices. General economic conditions and earnings results of the companies whose stocks are included in the underlying indices and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the underlying indices do not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Global Index Basket the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Global Index Basket during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Tracking Error. The equity markets of three of the underlying indices are located outside North America and, therefore, open for trading in different time zones around the world. Significant price and currency exchange rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded and those movements may be reflected in the market value of the notes when trading hours for the notes commence.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying indices or in other instruments, such as options, swaps or futures, based upon the Global Index Basket, the underlying indices or the stocks included in the underlying indices. This hedging activity could affect the value of the Global Index Basket and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Foreign Jurisdictions

You should be aware that investments in securities, such as the notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM, the Hang Seng China Enterprises Index and the notes.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the underlying indices are traded may have adopted certain measures intended to prevent extreme fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index may be limited by price limitations on, suspensions of trading of, individual stocks included in the underlying indices, which may, in turn, adversely affect the value of the notes or result in the occurrence of a market disruption event.

Prices of the stocks included in the underlying indices are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of The Underlying Indices or the Global Index Basket

The historical performance of each of the underlying indices, which is included in this preliminary pricing supplement, should not be taken as an indication of the future performance of the underlying indices or the Global Index Basket during the term of the notes. Changes in the value of any of the underlying indices and thus, the Global Index Basket, will affect the trading price of the notes, but it is impossible to predict whether the value of these indices will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Indices

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the underlying indices because S&P calculates the S&P 500® Index, STOXX calculates the Dow Jones EURO STOXX 50® Index, NKS calculates the Nikkei 225 Stock AverageSM and HSI calculates the Hang Seng China Enterprises Index by reference to the prices of the stocks included in these indices without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the underlying indices even if the ending value of the Global Index Basket is greater than its starting value.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Indices or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying indices or derivative instruments relating to such stocks or the underlying indices for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the underlying indices and thus, the value of the Global Index Basket and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying indices or in other instruments, such as options, swaps or futures, based upon the Global Index Basket, the underlying indices or the stocks included in the underlying indices. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Global Index Basket and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against Any Publisher of an Underlying Index, or Any Issuer of Any Stock Included in Any of the Underlying Indices

You will have no rights against any index publisher of an underlying indices, or any issuer of any stock included in the underlying indices, even though the amount you receive at maturity if any, will depend on the weighted values of the four underlying indices, and such values are based on the prices of the stocks included in those four underlying indices. By investing in the notes you will not acquire any shares of stocks included in the underlying indices and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying indices. The index publishers and the issuers of the stocks included in the underlying indices are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the notes may affect the U.S. tax consequences of investing in the notes, including for non-U.S. investors.

DESCRIPTION OF THE NOTES

The description in this preliminary pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Buffer Notes Based Upon a Global Index Basket (the “Notes”) are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Global Index Basket during the term of the Notes, while also providing full protection against a decline of 20% or less in the value of the Global Index Basket and limited protection against a decline of more than 20% in the value of the Global Index Basket. The Notes are not principal protected and do not pay periodic interest.

The return on the Notes, if any, is based upon the Global Index Basket which tracks the weighted returns of four equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index (each, an “Underlying Index” and together, the “Global Index Basket”). In the calculation of the return on the Global Index Basket, the return on the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Stock AverageSM will each be weighted 30% and the return on the Hang Seng China Enterprises Index will be weighted 10%.

At maturity you will receive for each Note you hold a maturity payment based on the value of the Global Index Basket from the Pricing Date to the Valuation Date, which may be greater than, equal to, or less than your initial investment in the Notes. We refer to the percentage change in the closing value of the Global Index Basket from its Starting Value of 100 (set on the Pricing Date) to its closing value on the Valuation Date as the Basket Return. If the Ending Value of the Global Index Basket is greater than its Starting Value of 100, the maturity payment will equal the $1,000 principal amount per Note plus approximately 115% to 120% (to be determined on the Pricing Date) of the Basket Return. If the Ending Value of the Global Index Basket is less than or equal to 100 but greater than or equal to 80, the maturity payment will equal the $1,000 principal amount per Note. If the Ending Value of the Global Index Basket is less than 80 (representing a decrease of more than 20% from its Starting Value of 100), the maturity payment will equal the $1,000 principal amount per Note plus the product of (i) $1,000 and (ii) the sum of (1) the Basket Return (which will be negative) and (2) 20%. Thus, if the Ending Value of the Global Index Basket is less than 80, the maturity payment will be less than your initial investment of $1,000 per Note and your investment in the Notes will result in a loss.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on             , 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

Payment at Maturity

The Notes will mature on             , 2011. At maturity you will receive for each Note an amount in cash equal to $1,000 plus a Basket Return Amount, which may be positive, zero or negative. Because the Basket Return Amount may be negative, the maturity payment could be less than the $1,000 principal amount per Note, in which case, your investment will result in a loss.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return of the Global Index Basket. The Basket Return, which is presented in this preliminary pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value

Starting Value

The Starting Value will be set to equal 100 on the Pricing Date.

The Pricing Date means             , the date on which the Notes will be priced for initial sale to the public.

The Ending Value will equal the closing value of the Global Index Basket on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Basket Return Amount will depend on whether the Basket Return is positive, zero or negative:

•	If the Basket Return is positive, the Basket Return Amount will be positive and will equal:

$1,000 × Basket Return × Upside Participation Rate

The Upside Participation Rate will equal approximately 115% to 120% (to be determined on the Pricing Date).

•	If the Basket Return is between 0% and –20%, the Basket Return Amount will be zero.

•	If the Basket Return is less than –20%, the Basket Return Amount will be negative and will equal:

$1,000 × Basket Return + 20%

If the closing value of any of the Underlying Indices is not available on the Valuation Date because of a Market Disruption Event or otherwise, the value of that index for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of that index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of an index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

An “Index Business Day” means a day, as determined by the calculation agent, on which each of the Underlying Indices comprising the Global Index Basket or any successor index is calculated and published and on which securities comprising more than 80% of the value of each index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of each index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of any of the Underlying Indices comprising the Global Index Basket or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to any of the Underlying Indices comprising the Global Index

Basket or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of any of the Underlying Indices comprising the Global Index Basket or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in an index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of that index will be based on a comparison of the portion of the value of the index attributable to that security relative to the overall value of the index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the Global Index Basket. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Global Index Basket on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000.00 per Note

•	Starting Value: 100

•	Upside Participation Rate: 115%

•	Buffer Value: 20%

•	Maturity: 3.5 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on whether the Ending Value of the Global Index Basket is less than its Starting Value and if so, whether the Ending Value of the Global Index Basket is less than its Starting Value by 20% or more, causing you to receive less than $1,000 per Note.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Ending Value of the Global Index Basket	Price Return (%) on the Global Index Basket(2)	Return on the Buffer Notes(3)	Maturity Payment per Buffer Note
0.00	-100.00%	-80.00%	200.00
10.00	-90.00%	-70.00%	300.00
20.00	-80.00%	-60.00%	400.00
30.00	-70.00%	-50.00%	500.00
40.00	-60.00%	-40.00%	600.00
50.00	-50.00%	-30.00%	700.00
60.00	-40.00%	-20.00%	800.00
70.00	-30.00%	-10.00%	900.00
77.50	-22.50%	-2.50%	975.00
80.00	-20.00%	0.00%	1000.00
90.00	-10.00%	0.00%	1000.00
100.00	0.00%	0.00%	1,000.00
110.00	10.00%	11.50%	1,115.00
120.00	20.00%	23.00%	1,230.00
130.00	30.00%	34.50%	1,345.00
140.00	40.00%	46.00%	1,460.00
150.00	50.00%	57.50%	1,575.00
160.00	60.00%	69.00%	1,690.00
170.00	70.00%	80.50%	1,805.00
180.00	80.00%	92.00%	1,920.00
190.00	90.00%	103.50%	2,035.00
200.00	100.00%	115.00%	2,150.00

(1) If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2) The Price Return on the Global Basket Index excludes any dividends paid on the stocks in the Underlying Indices.
(3) Return for the entire term of the Notes.

Discontinuance of Any Underlying Index

If S&P discontinues publication of the S&P 500® Index, NKS discontinues publication of the Nikkei 225 Stock AverageSM, STOXX discontinues publication of the Dow Jones EURO STOXX 50® Index or HSI discontinues publication of the Hang Seng China Enterprises Index or if any of them or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500® Index, the Nikkei 225 Stock AverageSM, the Dow Jones EURO STOXX 50® Index or the Hang Seng China Enterprises Index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500® Index, NKS discontinues publication of the Nikkei 225 Stock AverageSM, STOXX discontinues publication of the Dow Jones EURO STOXX 50® Index or HSI discontinues publication of the Hang Seng China Enterprises Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Global Index Basket, the value to be substituted for the relevant index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index, STOXX discontinues publication of the Dow Jones EURO STOXX 50® Index, NKS discontinues publication of the Nikkei 225 Stock AverageSM or HSI discontinues publication of the Hang Seng China Enterprises Index prior to the determination of the Basket Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Basket Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the basket or the relevant index as described in the preceding paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of any index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of any of the Underlying Indices may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index, the Nikkei 225 Stock AverageSM, the Dow Jones EURO STOXX 50® Index or the Hang Seng China Enterprises Index or a successor index is changed in any material respect, or if the relevant index or a successor index is in any other way modified so that the value of such index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the relevant index or the successor index. Accordingly, if the method of calculating any of the Underlying Indices or the successor index is modified so that the value of the relevant index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE GLOBAL INDEX BASKET

General

The Global Index Basket will be established on the Pricing Date and will be calculated by Citigroup Global Markets, as calculation agent. The Global Index Basket will represent the weighted returns of the following four equity indices from the Pricing Date to the Valuation Date: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Stock AverageSM and the Hang Seng China Enterprises Index (the “Underlying Indices”). Each of the Underlying Indices will initially be weighted as set forth below based on the value of each index on the Pricing Date, as determined by the calculation agent, to achieve a Starting Value of 100 for the Global Index Basket on that date:

Underlying Index	Initial Percentage of Basket	Initial Index Value	Basket Composition Ratio
S&P 500® Index	30%
Dow Jones EURO STOXX 50® Index	30%
Nikkei 225 Stock AverageSM	30%
Hang Seng China Enterprises Index	10%

The value of the Global Index Basket on the Pricing Date, will equal the sum of the products of (i) each Underlying Index’s closing level on the Pricing Date (the “Initial Index Value”) and (ii) that Underlying Index’s Basket Composition Ratio. The value of the Global Index Basket on the Valuation Date will equal the sum of the products of (i) each Underlying Index’s closing level on the Valuation Date and (ii) that Underlying Index’s Basket Composition Ratio. The Basket Composition Ratio for the S&P 500® Index will equal 30.00 divided by the closing level of the S&P 500® Index on the Pricing Date. The Basket Composition Ratio for the Dow Jones EURO STOXX 50® Index will equal 30.00 divided by the closing level of the Dow Jones EURO STOXX 50® Index on the Pricing Date. The Basket Composition Ratio for the Nikkei 225 Stock AverageSM will equal 30.00 divided by the closing level of the Nikkei 225 Stock AverageSM on the Pricing Date. The Basket Composition Ratio for the Hang Seng China Enterprises Index will equal 10.00 divided by the closing level of the Hang Seng China Enterprises Index on the Pricing Date. The value of the Global Index Basket on the Valuation Date, will equal the sum of the products of (i) each Underlying Index’s closing level on the Valuation Date and (ii) that Underlying Index’s Basket Composition Ratio. The value of the Global Index Basket will not be published by any exchange.

Hypothetical Historical Data on the Global Index Basket

The following table sets forth the hypothetical historical closing values of the Global Index Basket on the last business day of each month in the period from January 2002 through October 2007, each calculated as if the Global Index Basket had been created on January 1, 2002 with an initial value of 100. The Global Index Basket will actually be established on the Pricing Date with a value of 100.

Actual historical closing values of each of the Underlying Indices were used to calculate the hypothetical closing values of the Global Index Basket. However, these hypothetical historical closing values should not be taken as an indication of the actual composition of the Global Index Basket or the future performance of the Global Index Basket or what the market value of the Notes may be. Any hypothetical historical upward or downward trend in the value of the Global Index Basket during any period set forth below is not an indication that the Global Index Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	100.00	74.75	97.98	102.72	128.80	143.24
February	100.55	73.43	100.14	105.41	128.31	141.90
March	104.76	71.14	99.66	103.93	131.80	142.23
April	103.01	74.96	98.60	100.66	132.44	146.41
May	102.16	78.75	97.31	103.54	124.64	150.39
June	93.64	81.83	100.30	105.63	125.24	151.33
July	85.36	85.03	96.87	109.53	126.27	147.28
August	84.69	88.86	96.38	110.21	130.39	146.31
September	76.27	87.15	96.58	115.76	132.08	152.02
October	78.83	91.99	97.48	113.42	135.60	157.28
November	83.61	91.38	100.48	119.90	136.28	—
December	77.29	95.84	104.03	124.60	141.63	—

The following graph sets forth the hypothetical historical closing values of the Global Index Basket on each Index Business Day, commencing on January 1, 2002 and ending on November 20, 2007, each calculated as if the Global Index Basket had been created on January 1, 2002 with an initial value of 100. The hypothetical past movements of the Global Index Basket are not indicative of future Global Index Basket values.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this preliminary pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of October 31, 2007, the common stocks of 425 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of September 30, 2007, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of September 30, 2007, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (9.23%), Consumer Staples (9.52%), Energy (11.68%), Financials (19.82%), Health Care (11.64%), Industrials (11.51%), Information Technology (16.18%), Materials (3.23%), Telecommunication Services (3.75%) and Utilities (3.44%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth the closing value of the S&P 500® Index on the last Index Business Day of each month in the period from January 2002 through October 2007. These historical data on the S&P 500® Index are not necessarily indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1130.20	855.70	1131.13	1181.27	1280.08	1438.24
February	1106.73	841.15	1144.94	1203.60	1280.66	1406.82
March	1147.39	848.18	1126.21	1180.59	1294.83	1420.86
April	1076.92	916.92	1107.30	1156.85	1310.61	1482.37
May	1067.14	963.59	1120.68	1191.50	1270.09	1530.62
June	989.82	974.50	1140.84	1191.33	1270.20	1503.35
July	911.62	990.31	1101.72	1234.18	1276.66	1455.27
August	916.07	1008.01	1104.24	1220.33	1303.82	1473.99
September	815.28	995.97	1114.58	1228.81	1335.85	1526.75
October	885.76	1050.71	1130.20	1207.01	1377.94	1549.38
November	936.31	1058.20	1173.82	1249.48	1400.63	—
December	879.82	1111.92	1211.92	1248.29	1418.30	—

The closing value of the S&P 500® Index on November 20, 2007 was 1439.70.

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 1, 2002 through November 20, 2007. Past movements of the index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this preliminary pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH

RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP HOLDING.”

DESCRIPTION OF THE DOW JONES EURO STOXX 50® INDEX

General

Unless otherwise stated, we have derived all information regarding the Dow Jones EURO STOXX 50® Index provided in this preliminary pricing supplement, including its composition, method of calculation and changes in components, from STOXX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, STOXX. STOXX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones EURO STOXX 50® Index at any time. None of Citigroup Inc., Citigroup Funding or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of any information relating to the Dow Jones EURO STOXX 50® Index.

STOXX, a joint venture between Deutsche Borse AG, Dow Jones & Company and the SWX Group, publishes the Dow Jones EURO STOXX 50® Index, a free-float capitalization-weighted index designed to provide a blue chip representation of 50 Supersector leaders in the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Publication of the Dow Jones EURO STOXX 50® Index began on February 28, 1998, based on an initial value of 1000 on December 31, 1991. The value of the Dow Jones EURO STOXX 50® Index is published in both Euros and U.S. Dollars. The Notes will be based on the value of the Dow Jones EURO STOXX 50® Index as calculated and published in Euros.

According to STOXX, as of September 28, 2007, the market capitalization of the 50 companies included in the Dow Jones EURO STOXX 50® Index ranged from a high of €128.74 billion to a low of €16.63 billion. The ten companies with the highest weighting in the Dow Jones EURO STOXX 50® Index represented 36.29% of the index, while the ten companies with the smallest weighting represented 8.73% of the index. The countries that are represented in the index account for the following approximate percentages: (1) France, 32.0%, (2) Germany, 25.4%, (3) Spain, 13.2%, (4) Netherlands, 11.8%, (5) Italy, 11.3%, (6) Finland, 4.5% and (7) Luxemburg, 1.9%. The companies that are included in the Dow Jones EURO STOXX 50® Index are representative of the broad market in the Eurozone and of a wide array of Eurozone industries including the following: automobile; banking; basic resource; chemical; construction; food and beverage; health care; industrial; insurance; media; oil and gas; personal and household goods; retail; technology; telecommunications; and utilities.

THE DOW JONES EURO STOXX 50® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Dow Jones EURO STOXX 50® Index

While STOXX currently employs the following methodology to calculate the Dow Jones EURO STOXX 50® Index, no assurance can be given that STOXX will not modify or change such methodology in a manner that may affect the amount, if any, payable to the beneficial owners of the Notes.

The 50 stocks comprising the Dow Jones EURO STOXX 50® Index are selected from among the components of the 18 Dow Jones EURO STOXX Supersector indices, which represents the Eurozone portion of the Dow Jones STOXX 600 Supersector indices. The Dow Jones EURO STOXX 50® Index captures approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn covers approximately 95% of the free-float market capitalization of the represented countries.

Within each of the 18 Dow Jones EURO STOXX market sector indexes, the component stocks are ranked by free-float market capitalization. The largest stocks from each market sector index are added to the Dow Jones EURO STOXX 50® Index selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EURO STOXX TMI Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Lastly, any remaining stocks that are current Dow Jones EURO STOXX 50® Index components are added to the selection list. (In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.)

All the stocks on the selection list are then ranked by free-float market capitalization. The 40 largest stocks on the selection list are chosen as components of the Dow Jones EURO STOXX 50® Index. Any remaining current components of the Dow Jones EURO STOXX 50® Index ranked between 41 and 60 are also added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, and changes are implemented on the third Friday in September of each year, using market data from the end of August of that year as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis, and change in the composition of the Dow Jones EURO STOXX 50® Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. In order to avoid distortions, changes in the index for dividends, stock splits, rights offerings, spin-offs, repurchases and the like are made on a quarterly basis, unless the number of outstanding shares of a component company changes by more than 10%, in which case the adjustment is made immediately. The underlying securities may be changed at any time for any reason.

Free-float market capitalization is the portion of a stock’s total market capitalization that is available for trading. No component’s weight is permitted to exceed 10% of the index’s total free-float market capitalization. The weights are reviewed quarterly. If any component stock exceeds 10% of the value of the index, STOXX will cap that stock’s representation in the index at 10%, which will be fixed until the next quarterly review.

Neither Dow Jones nor STOXX is under any obligation to continue the calculation and dissemination of the Dow Jones EURO STOXX 50® Index. The Notes are not sponsored, endorsed, sold or promoted by either Dow Jones or STOXX. No inference should be drawn from the information contained in this preliminary pricing supplement that either Dow Jones or STOXX makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Dow Jones EURO STOXX 50® Index to track general stock market performance. Neither Dow Jones nor STOXX has any obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. Dow Jones and STOXX are not responsible for, and have not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. Dow Jones and STOXX have no obligation or liability in connection with the administration, marketing or trading of the Notes.

Historical Data on the Dow Jones EURO STOXX 50® Index

The following table sets forth the value of the Dow Jones EURO STOXX 50® Index at the end of each month in the period from January 2002 through October 2007. These historical data on the Dow Jones EURO STOXX 50® Index are not indicative of the future performance of the Dow Jones EURO STOXX 50® Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones EURO STOXX 50® Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	3670.26	2248.17	2839.13	2984.59	3691.41	4178.54
February	3624.74	2140.73	2893.18	3058.32	3774.51	4087.12
March	3784.05	2036.86	2787.49	3055.73	3853.74	4181.03
April	3574.23	2324.23	2787.48	2930.10	3839.90	4392.34
May	3425.79	2330.06	2749.62	3076.7	3637.17	4512.65

June	3133.39	2419.51	2811.08	3181.54	3648.92	4489.77
July	2685.79	2519.79	2720.05	3326.51	3691.87	4315.69
August	2709.29	2556.71	2670.79	3263.78	3808.70	4294.56
September	2204.39	2395.87	2726.30	3428.51	3899.41	4381.71
October	2518.99	2575.04	2811.72	3320.15	4004.80	4489.79
November	2656.85	2630.47	2876.39	3447.07	3987.23	—
December	2386.41	2760.66	2951.24	3578.93	4119.94	—

The closing value of the Dow Jones EURO STOXX 50® Index on November 20, 2007 was 4277.24.

Historical Closing Values

The following graph illustrates the historical performance of the Dow Jones EURO STOXX 50® Index based on the closing value thereof on each Index Business Day from January 1, 2002 through November 20, 2007. Past movements of the index are not indicative of future index values.

License Agreement

STOXX, Dow Jones and an affiliate of Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup Funding in exchange for a fee, of the right to use indices owned and published by STOXX and Dow Jones in connection with certain securities, including the Notes.

The license agreement provides that the following language must be stated in this preliminary pricing supplement.

“STOXX and Dow Jones have no relationship to Citigroup Funding, other than the licensing of the use of the Dow Jones EURO STOXX 50® Index and the related trademarks as the case may be for use in connection with the calculation of the Notes.

STOXX and Dow Jones do not:

•	sponsor, endorse, sell or promote the Notes;

•	make investment recommendations that any person invest in the Notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes;

•	have any responsibility or liability for the administration, management or marketing of the Notes; or

•	consider the Notes or the owner of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50® Index or have any obligation to do so.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND NEITHER STOXX NOR DOW JONES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN, NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER DOW JONES NOR STOXX MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES OR STOXX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The license agreement is solely for the benefit of Citigroup Funding and its affiliates, Dow Jones and STOXX and not for the benefit of the owners of the Notes or any other third parties.

DESCRIPTION OF THE NIKKEI 225 STOCK AVERAGESM

General

Unless otherwise stated, all information in this preliminary pricing supplement relating to the Nikkei 225 Stock AverageSM has been derived from the Stock Market Indices Data Bank published by NKS and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock AverageSM at any time. None of Citigroup Inc., Citigroup Funding Inc., Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

The Nikkei 225 Stock AverageSM is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock AverageSM is currently based on 225 highly capitalized component stocks trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

THE NIKKEI 225 STOCK AVERAGESM DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Nikkei 225 Stock Average

While NKS currently employs the following methodology to calculate the Nikkei 225 Stock AverageSM, no assurance can be given that NKS will not modify or change such methodology in a manner that may affect the amount payable to beneficial owners of the Notes at maturity.

The Nikkei 225 Stock AverageSM is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.341 as of October 1, 2007 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock AverageSM are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock AverageSM is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Stock AverageSM in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Stock AverageSM is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Stock AverageSM. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor (i.e., the level of the Nikkei 225 Stock AverageSM immediately after such change) will equal the level of the Nikkei 225 Stock AverageSM immediately prior to the change.

Component stocks may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the component stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Upon deletion of a stock from the component stocks,

NKS will select a suitable replacement for such deleted component stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the component stocks. In such a case, an existing component stock with low trading volume and not representative of a market will be deleted by NKS.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this preliminary pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock AverageSM to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock AverageSM. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal Index Business Day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Stock AverageSM on such Index Business Day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 Stock AverageSM may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Stock AverageSM which may, in turn, adversely affect the value of the Notes under certain circumstances.

Historical Data on the Nikkei 225 Stock AverageSM

The following table sets forth the value of the Nikkei 225 Stock AverageSM at the end of each month in the period from January 2002 through October 2007. These historical data on the Nikkei 225 Stock AverageSM are not indicative of the future performance of the Nikkei 225 Stock AverageSM or what the value of the Notes may be. Any historical upward or downward trend in the value of the Nikkei 225 Stock AverageSM during any period set forth below is not an indication that the Nikkei 225 Stock AverageSM is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9997.80	8339.94	10783.61	11387.59	16649.82	17383.42
February	10587.83	8363.04	11041.92	11740.60	16205.43	17604.12
March	11024.94	7972.71	11715.39	11668.95	17059.66	17287.65
April	11492.54	7831.42	11761.79	11008.90	16906.23	17400.41
May	11763.70	8424.51	11236.37	11276.59	15467.33	17875.75
June	10621.84	9083.11	11858.87	11584.01	15505.18	18138.36
July	9877.94	9563.21	11325.78	11899.60	15456.81	17248.89
August	9619.30	10343.55	11081.79	12413.60	16140.76	16569.09
September	9383.29	10219.05	10823.57	13574.30	16127.58	16785.69
October	8640.48	10559.59	10771.42	13606.50	16399.39	16737.63
November	9215.56	10100.57	10899.25	14872.15	16274.33	—
December	8578.95	10676.64	11488.76	16111.43	17225.83	—

The closing value of the Nikkei 225 Stock AverageSM on November 20, 2007 was 15211.52.

Historical Closing Values

The following graph illustrates the historical performance of the Nikkei 225 Stock AverageSM based on the closing value thereof on each Index Business Day from January 1, 2002 through November 20, 2007. Past movements of the index are not indicative of future index values.

License Agreement

The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock AverageSM.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM. NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock AverageSM and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock AverageSM . The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this preliminary pricing supplement that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock AverageSM to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock AverageSM. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock AverageSM in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock AverageSM.

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock AverageSM or the manner in which such index is applied in determining any amount payable in respect of the Notes.

DESCRIPTION OF THE HANG SENG CHINA ENTERPRISES INDEX

General

Unless otherwise stated, we have derived all information regarding the Hang Seng China Enterprises Index provided in this preliminary pricing supplement, including its composition, method of calculation and changes in components, from HSI, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, HSI. HSI is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Hang Seng China Enterprises Index at any time. None of Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Hang Seng China Enterprises Index.

The Hang Seng China Enterprises Index is compiled, published and managed by HSI, a wholly-owned subsidiary of the Hang Seng Bank, and was first calculated and published on August 8, 1994. The Hang Seng China Enterprises Index was launched as a market-capitalization weighted index, consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Stock Exchange of Hong Kong Ltd. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. With the launch of the 200-stock Hang Seng Composite Index (“HSCI”) on October 3, 2001, the Hang Seng China Enterprises Index became part of the Hang Seng China Enterprises Index Series (the “HSCI Series”). Since then, constituents of the Hang Seng China Enterprises Index comprise only the largest H-share companies that are included in the 200-stock HSCI. The Hang Seng China Enterprises Index had a base index of 1,000 at launch, but on October 3, 2001 with the launch of HSCI Series, the Hang Seng China Enterprises Index was rebased with a value of 2,000 on January 3, 2000 to align with the HSCI Series. the Hang Seng China Enterprises Index is reviewed semi-annually together with the HSCI Series. H-Share companies joining or leaving the HSCI are automatically included or excluded from the Hang Seng China Enterprises Index.

Computation of the Hang Seng China Enterprises Index

While HSI currently employs the following methodology to calculate the Hang Seng China Enterprises Index, no assurance can be given that HSI will not modify or change such methodology in a manner that may affect the amount of the maturity payment on the Notes.

To be included in the HSCI and be eligible for inclusion in the Hang Seng China Enterprises Index, a stock must have a primary listing on the main board of the Stock Exchange of Hong Kong and the issuer must not have a secondary listing in Hong Kong, stocks listed on the Growth Enterprises Market, or preference shares, debt securities, or other derivatives. A stock is removed from the HSCI if (a) it had more than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, or (b) the stock’s 12-month average market capitalization ranks fall to the 240th position or below. Stocks with less than one year listing history will be counted on a pro-rata basis. A stock is added to HSCI if (a) it has had fewer than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended form trading, and (b) the stock’s 12-month average market capitalization rank rises to the 160th position or better. The number of constituent stocks in the HSCI is fixed at 200, so the next highest ranking stock will be added or the next lowest ranking constituents will be removed if the numbers of stocks that leave and join the HSCI are not the same.

The calculation methodology of the Hang Seng China Enterprises Index changed on March 6, 2006 to a free float-adjusted market capitalization methodology. This free flat adjustment aims to exclude from the index calculation long-term core shareholdings that are not readily available for trading. A free float-adjusted factor, which represents the proportion of shares that are free-floating as a percentage of issued shares, is now used to adjust the number of shares for index calculation. The following shareholdings are viewed as strategic in nature and are excluded for index calculation.

•	shares held by strategic shareholder(s) who individually or collectively control more than 30% of the shareholdings;

•	shares held be director(s) who individually control more than 5% of the shareholdings;

•	shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and

•	shares held by shareholder(s) who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

In addition, a 15% cap on individual stock weights is applied to assure no one stock dominates the index. The weights are reviewed semi-annually. If any component stock exceeds 15% of the value of the index, HSI will cap that stock’s representation in the index at 15%, which will be fixed until the next semi-annual review.

Historical Data on the Hang Seng China Enterprises Index

The following table sets forth the value of the Hang Seng China Enterprises Index at the end of each month in the period from January 2002 through October 2007. These historical data on the Hang Seng China Enterprises Index are not indicative of the future performance of the Hang Seng China Enterprises Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Hang Seng China Enterprises Index during any period set forth below is not an indication that the Hang Seng China Enterprises Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	10725.30	9258.95	13289.37	13721.69	15753.14	20106.42
February	10482.55	9122.66	13907.03	14195.35	15918.48	19651.51
March	11032.92	8634.45	12681.67	13516.88	15805.04	19800.93
April	11497.58	8717.22	11942.96	13908.97	16661.30	20318.98
May	11301.94	9487.38	12198.24	13867.07	15857.89	20634.47
June	10598.55	9577.12	12285.75	14201.06	16267.62	21772.73
July	10267.36	10134.83	12238.03	14880.98	16971.34	23184.94
August	10043.87	10908.99	12850.28	14903.55	17392.27	23984.14
September	9072.21	11229.87	13120.03	15428.52	17543.05	27142.47
October	9441.25	12190.10	13054.66	14386.37	18324.35	31352.58
November	10069.87	12317.47	14060.05	14937.14	18960.48	—
December	9321.29	12575.94	14230.14	14876.43	19964.72	—

The closing value of the Hang Seng China Enterprises Index on November 20, 2007 was 27771.21.

Historical Closing Values

The following graph illustrates the historical performance of the Hang Seng China Enterprises Index based on the closing value thereof on each Index Business Day from January 1, 2002 through November 20, 2007. Past movements of the index are not indicative of future index values.

License Agreement

Citigroup has entered into a nonexclusive license agreement with HSI and Hang Seng Data Services Limited providing for the license to Citigroup and its subsidiaries, including Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by HSI and Hang Seng Data Services Limited in connection with certain securities, including the Notes.

The license agreement provides that the following language must be stated in this preliminary pricing supplement.

“The Hang Seng China Enterprises Index (the “Index”) is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name Hang Seng China Enterprises Index is proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Citigroup Funding in connection with the Notes (the “Product”), BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OR ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY CITIGROUP FUNDING IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY

INACCURACIES, OMMISIONS, MISTAKES, ERORS OR INCOMPLETENESS OR ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.”

All disclosures contained in the preliminary pricing supplement regarding the Hang Seng China Enterprises Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by HSI or other sources we believe to be reliable. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a variable cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract, at maturity each holder will receive the cash value of the Global Index Basket subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Global Index Basket pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the Global Index Basket on the Valuation Date is below 80% of the settlement value of the Global Index Basket on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity expect to the extent that the settlement value of the Global Index Basket is not below 80% of the settlement value of the Global Index Basket on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the Global Index Basket. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as a variable cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Global Index Basket subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the “comparable yield”, regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss. You may contact any Director at the Rate Structuring Desk of Citigroup Global Markets at (212) 723-6136 on or following the date on which the Notes are issued to obtain the comparable yield.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this preliminary pricing supplement and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $12.50 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $12.50 per Note on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, the broker-dealer division of Citigroup Global Markets, will receive a fixed sales commission of $12.50 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Indices or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this preliminary pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon a Global Index Basket

Due        , 2011

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

            , 2007

(Including Prospectus Supplement Dated

April 13, 2006 and Prospectus Dated

March 10, 2006)